325 N. LaSalle Street Suite 550 Chicago, IL 60654	Telephone 312.645.0700 Facsimile: 312.645.0570 info@simsmm.com www.simsmm.com

May 25, 2012

VIA EDGAR

Jennifer Thompson

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Sims Metal Management Limited

Form 20-F

Filed October 14, 2011

File No. 001-33983

Dear Ms. Thompson:

In a letter dated April 27, 2012, Sims Metal Management Limited (the “Company”) responded to comments received from the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 17, 2012. On May 10, 2012, the Company received additional comments from the Staff. Set forth below are the Company’s responses to the additional comments from the Staff. For your convenience, the Company has indicated the text of the Staff’s additional comments below in bold followed by its responses. Please note that in the Company’s responses, all references to “$” are to the Australian dollar which is the Company’s presentation currency and, all page references are to the Company’s Form 20-F referenced above.

Please note that the Company is requesting confidential treatment pursuant to Rule 83 of the Commission’s Rules on Information Requests, 17 C.F.R. Section 200.83 with respect to portions of the response to Comment 5. Such response is being provided to the Staff in its entirety, with redacted portions underlined and italicized, in hard copy under separate cover along with the request for confidential treatment. Please note the version of this letter filed via EDGAR omits confidential information included in the unredacted version delivered to the Staff, and the redactions are denoted in the EDGAR version by bracketed asterisks (“[***]”).

Form 20-F for the Fiscal Year Ended June 30, 2011

Results of Operations, page 33

1.	We have reviewed your response to comment 1 in our letter dated April 17, 2012 noting that you believe your “Sales by Product Group” disclosures on page 38 quantify the impact on your revenues of changes in prices and volumes. However, we continue to believe that these disclosures do not fully explain the underlying factors behind the changes in your revenues. For example, for ferrous sales you indicate that sales volume and average selling prices both increased, and based on the information disclosed it appears that the combined effect of these increases was to increase ferrous revenue

Confidential Treatment Requested by Sims Metal Management Limited

by approximately 21%. However, you also disclose that there was an adverse impact from foreign exchange rates, and that the total change in ferrous revenue was an increase of 21%. Based on this information, the extent of the adverse effect from exchange rates is unclear, and it is unclear what additional factors offset the impact of the exchange rates such that the total change in revenues equaled the change from volume and prices alone. As another example, you indicate that non-ferrous sales increased as a result of increases in sales volume and prices, partially offset by an adverse change in exchange rates. However, while you have quantified the change in sales volumes, you have not quantified the change in either average sales price or exchange rates. We further note that while your disclosures indicate that changes in exchange rates impacted revenues for each product group, you have not quantified the impact of these changes for any product group. Accordingly, we again request that you clearly quantify in future filings the extent to which changes in your revenues are attributable to changes in prices, volumes, acquisitions, exchange rates, or any other factors that had a significant impact on your results.

The Company acknowledges the Staff’s comment and advises the Staff that it will quantify in future filings the extent to which changes in its revenues are attributable to changes in prices, volumes, acquisitions, exchange rates, or any other factors that it determines had a significant impact on its results.

Financial Statements for the Fiscal Year Ended June 30, 2011, page F-1

Notes to the Consolidated Financial Statements, page F-7

General

2.	We have reviewed your response to comment 3 in our letter dated April 17, 2012 and have the following comments:

•	We are still unclear how the disclosures referenced in your response adequately address the disclosure requirements of paragraphs 125 through 133 of IAS 1, particularly given the disclosure examples in paragraph 129(b) and (c). It remains unclear how your inventory, taxation, share-based payment, and defined benefit plan disclosures sufficiently quantify or analyze the impact of critical accounting estimates on your financial statements for the periods presented. Please revise future filings to provide disclosures similar to paragraph 129, or clearly explain to us why these disclosures are not applicable to you.

The Company acknowledges the Staff’s comment and advises the Staff that it will revise future filings to expand the discussion of its critical accounting estimates. The disclosures will describe the estimates and assumptions that are considered material and most subjective and will comply with the disclosure requirements of paragraphs 125 through 133 of IAS 1.

•

It remains unclear to us how your current disclosures meet the objectives of Section V of our Release No. 33-8350. Your current disclosures merely state that you have made judgments and assumptions that could change in the future. Our Release indicates that “companies should address the questions that arise once the critical accounting estimate or assumption has been identified, by analyzing, to the extent material, such factors as how they arrived at the estimate, how accurate the estimate/assumption has been in the past, how much the estimate/assumption has changed in the past, and whether the estimate/assumption is reasonably likely to change in the future. Since critical accounting estimates and assumptions are based on matters that are highly uncertain, a company should analyze

Confidential Treatment Requested by Sims Metal Management Limited

their specific sensitivity to change, based on other outcomes that are reasonably likely to occur and would have a material effect. Companies should provide quantitative as well as qualitative disclosure when quantitative information is reasonably available and will provide material information for investors.” If you modify the disclosures within your financial statements to comply with the guidance in both IAS 1 and our Release No. 33-8350, we would not object to your MD&A disclosure consisting of a cross-reference to the similar disclosure within your financial statements. However, if your financial statement disclosure continues to significantly differ from the guidance in our Release, you should revise your MD&A disclosure to provide disclosure that is responsive to our Release.

The Company acknowledges the Staff’s comment and advises the Staff that in future filings its disclosures will meet the objectives of Section V of the Commission’s Release No. 33-8350.

Note 1 – Summary of Significant Accounting Policies, page F-7

Inventories, page F-8

3.	We have reviewed your response to comment 4 in our letter dated April 17, 2012; however, we believe that your disclosures on this matter remain unclear. Please explain to us in detail what is meant by your reference to “various inventory systems” on page F- 8. If this disclosure is not intended to indicate that you utilize more than one cost formula, please revise your disclosures to clarify the meaning. Otherwise, please tell us and disclose the accounting policies adopted in measuring inventories, including the cost formulas used. Also disclose the extent to which you use the specific identification, FIFO, and/or weighted average cost formulas and the reasons why you apply different methodologies to different products, or tell us why such disclosures would not be useful to investors.

The Company’s reference to “various inventory systems” was intended to reference how the Company determines inventory quantities and the estimation techniques used. The majority of the Company’s inventory consists of ferrous scrap metals which are typically located in large piles and thus require an initial estimation as to the quantity on-hand. Pile estimates are made by experienced employees using visual observation. Other industry methods primarily refer to cargo or barge surveys which are performed by independent surveyors. The independent surveyors calculate the quantity of inventory that is loaded onto a cargo ship or barge and the survey is used by the buyer, seller and the insurer of the cargo/barge.

The Company’s disclosures on its cost formulas are contained in Note 1(p) on page F-15 where the Company discloses that “Costs are assigned to inventory on the basis of weighted average costs.”

The Company acknowledges that the reference to “various inventory systems” may be confusing to investors as this could imply that the disclosure relates to cost formulas. In future filings, the Company will revise its disclosure on Inventories under “Critical Accounting Estimates” similar to the following:

Valuation of Inventories

The Group’s inventories primarily consist of ferrous and non-ferrous scrap metals. Quantities of inventories are determined ~~based on various inventory systems used by the Group and are subject to periodic physical verification~~ using estimation techniques, including observation, weighing and other industry methods and are subject to periodic physical verification.

Confidential Treatment Requested by Sims Metal Management Limited

Inventories are stated at the lower of cost and net realizable value, with due allowance for excess, obsolete or slow moving items. Cost is determined by the weighted average method and comprises direct purchase costs, direct labor and an appropriate portion of fixed and variable overhead costs (refer to Note 1(p)). The Group reviews its inventory at the end of each reporting period to determine if it is properly stated at net realizable value. Net realizable value is based on current assessments of future demand and market conditions. The amount of write-downs of inventories to net realizable value is disclosed in Note 7(b). Given the significance of inventories to the consolidated statement of financial position, the determination of net realizable value is considered to be a critical accounting estimate. Impairment losses may be recognized on inventory within the next financial year if management needs to revise its estimates of net realizable value in response to changing market conditions.

Note 13 – Goodwill, page F-41

4.	We have reviewed your response to comment 5 in our letter dated April 17, 2012. We note that you centralized responsibility for commercial decisions in North America during fiscal 2011, the six CGU’s “no longer had control over the sale and purchase of their products,” and that cash flows came under common control and management of the North America Metals CGU. Although we note that management has been centralized for these CGU’s, the extent to which the cash inflows of one of these former CGU’s is dependent upon the cash inflows of another of these former CGU’s remains unclear from your response. Please explain this to us in detail. Your response should include a description of the products or services produced by each of the six former CGU’s, a discussion of whether an active market exists for any or all of these outputs, a discussion of the extent to which you use internal transfer pricing between these six former CGU’s, a description of the extent to which these six former CGU’s are aggregated in the internal reports reviewed by the management of North America Metals, and a clear description of your ability to curtail the operations of any one of these former six CGU’s and the anticipated resulting impact on the remaining former CGU’s.

The Company considered many factors that led to the determination of combining the six former CGUs into one CGU. These factors included:

•	Common characteristics, including homogenous products and similar processing activities;

•	Centralized sales & marketing teams;

•	Common buying structure with nationally coordinated pricing programs;

•	Common management reporting on a consistent IT platform;

•	Common alignment with respect to incentive compensation;

•	Consideration of accounting requirements under IAS 36.

Common characteristics, including homogenous products and similar processing activities

Each of the six former CGUs are similar as their operations encompass buying, processing and selling of ferrous and non-ferrous recycled metals.

Each of the former six CGUs buys ferrous metal from metal dealers, peddlers, auto wreckers, demolition firms and others who generate obsolete metal and from manufacturers who generate industrial metal. Each of the former six CGUs buys non-ferrous metals from peddlers, metal dealers, and manufacturers who generate obsolete non-ferrous metal. Ferrous and non-ferrous metals are processed by the six former CGUs using similar processing methods, including sorting, shredding, cutting, torching, baling or breaking. The outputs produced by each of the six former CGUs are similar and include shredded steel, heavy melting steel, plate and structural steel and a variety of non-ferrous metals including copper, brass, aluminum and stainless steel.

Confidential Treatment Requested by Sims Metal Management Limited

Centralized sales & marketing teams; Common buying structure with nationally coordinated buying programs

An active market exists for recycled metals, however each of the six former CGUs are no longer able to independently sell their own products due to consolidation strategies that were implemented. Rather, a centralized sales and marketing team determines where the products are sold “one face to the market” in order to maximize the sales price obtained by the Company. Customers do not distinguish differences in material shipped from our different locations and centralized marketing can unilaterally reallocate orders among our shipping locations. The market for recycled metals is both domestic and international and the centralized sales and marketing function is paramount to ensure that the Company receives the best sales price. In many cases, the sales orders are for large quantities of materials, especially for exports which constitute a majority of our North American business, require shipments from more than one of the six former CGUs which are as such consolidated.

While each of the six former CGUs purchases ferrous and non-ferrous metals in its local markets, the purchasing directives are set forth by the head of the North America Metals CGU. These decisions are based on current market conditions and expectations regarding future sales prices as communicated by the centralized sales and marketing team. The purchasing directives are then communicated to the buying staff for implementation. To the extent that local dynamics (competition, strategic customer relationships) deviate from the overall buying strategy set forth, approval is required by the head of the North America Metals CGU.

The manner in which sales are centralized support the aggregation of the six former CGUs since the operations are integrated to such a degree that decisions, both operational and strategic at one location are influenced by and coordinated with the decisions at other locations including the ability to fulfill sales orders.

Since each of the six former CGUs buys, processes and sells similar products, there is little intercompany activity between the CGUs, therefore internal transfer pricing is not of any consequence.

The Company would be able to curtail the operations of any one of these former six CGUs without impacting the others.

Common management reporting on a consistent IT platform

Management of the North America Metals CGU receive and act on aggregated reports.

Separate reporting is available for each of the six former CGUs for other uses of this information such as in the internal tax department (for state tax reporting). The reporting produced for each of the six former CGUs is generated from a common IT platform.

Common alignment with respect to incentive compensation

The short-term incentive compensation plans for employees in the North America Metals CGU is based on aggregated performance which is calculated based on an income return on controllable assets. The controllable assets include goodwill and this represents the highest level at which goodwill is monitored.

Consideration of accounting requirements under IAS 36

The Company believes the aggregation of the six former CGUs complies with paragraph 80(a) and 80(b) of IAS 36. The North America Metals CGU represents the lowest level at which goodwill is monitored for internal management purposes and is not larger than an operating segment determined in accordance with IFRS 8.

Confidential Treatment Requested by Sims Metal Management Limited

Form 6-K filed February 17, 2012

Exhibit 99.1 Press Release

5.	We have reviewed your response to comment 10 in our letter dated April 17, 2012 and have the following additional comments:

•

Considering that you appear to have filed your Form 20-F around the same time that you recorded a material $614 million goodwill impairment charge, please clarify why there were no disclosures in your Form 20-F describing your increasing risks of recording an impairment of your goodwill. Your generic risk factor disclosures conveying that impairments of goodwill and other intangible assets theoretically could occur do not adequately convey whether any of your CGU’s had a recoverable amount that was not substantially in excess of its carrying amount at your fiscal year end. Please refer to the disclosure requirements of Item 5D of Form 20-F. It is unclear to us how this goodwill impairment could not have been reasonably likely before you filed your Form 20-F.

The Company respectfully advises the Staff that the goodwill impairment charge was not recorded at the same time as the filing of the Form 20-F. Rather, the goodwill impairment charge was determined on February 7, 2012 after considering the financial results for six months ended December 31, 2011, updated forecasts for the remainder of fiscal 2012 and a change in management’s view of long term forecasts. At the time of the Company’s 20-F filing on October 14, 2011, financial results were only available through August 31, 2011 and based on these results, current budgets, and market conditions at that time, the Company did not believe there were any indicators of impairment.

•

To assist us in better understanding this matter, tell us the date of the goodwill impairment test which resulted in the recognition of this $614 million impairment, and explain to us how circumstances and your estimates and assumptions changed from June 30, 2011 to the filing date of the Form 20-F, and how they further changed up to the date of your recent impairment test.

The Company operates in a highly cyclical industry (as noted in the Company’s Risk Factors) and the Company’s operating results can vary significantly and market conditions can change abruptly. The determination of impairment is a judgmental area which requires estimates and assumptions. As noted in the Company’s disclosure in Note 13(c) on page F-42, value-in-use calculations are based on a 5-year cash flow projection using the most recent budget and a 4-year forecast which is developed using historical averages from the prior four fiscal years and the most recent budget. Other estimates and assumptions are also disclosed in this footnote.

In order to help the Staff understand the change in circumstances from June 30, 2011 to the filing date of the Form 20-F (October 14, 2011) and to the date on which the most recent impairment test was concluded (February 7, 2012), presented below is financial data for the North America Metals CGU which recorded a $511 million goodwill impairment charge, representing 83% of the total goodwill impairment charge of $614 million. The table below presents profit before interest and taxes for each month in calendar 2011 (in $’000):

Confidential Treatment Requested by Sims Metal Management Limited

Month	2nd half Fiscal 2011	Month	1st half Fiscal 2012
January	[***]	July	[***]
February	[***]	August	[***]
March	[***]	September	[***]
April	[***]	October	[***]
May	[***]	November	[***]
June	[***]	December	[***]
Total	[***]	Total	[***]

As shown in the table above, the North America Metals CGU performed well in the second half of fiscal 2011 and the estimations and assumptions used for impairment testing at June 30, 2011 reflected a continuation of this financial performance. For fiscal 2012, financial performance did not begin to deteriorate until September 2011 for which financial results were not available until after the filing of the Form 20-F. Then results continued to deteriorate through December 2011.

Throughout this period, management continued to monitor for indicators of impairment, however the trigger event was not just the volatility in the short term, but the fact that the Company’s long term view changed fundamentally after a prolonged period culminating in the triggering event being identified in February 2012.

The cause of the weak financial performance of the North America Metals CGU is best described by a quote from the Company’s CEO in the press release dated February 17, 2012 as follows:

“In North America we continued to encounter weak intake and margin pressure especially toward the end of our first half. In October and November, ferrous scrap prices plummeted as deep sea ferrous markets once again became illiquid as economic concerns for Europe and for slowing growth in China became pervasive. During our second quarter, unprocessed scrap could not be replenished at our assessment of its processed market value, consequently, and by design, intake slowed markedly until a floor was established for pricing in December. Unit shipments declined significantly in line with intake, reducing aggregate gross margins. In our second quarter, activity slowed for both intake and shipments to levels not seen since our fourth quarter of Fiscal 2009. The combination of these factors adversely impacted results towards the end of the first half leading to the determination to measure for impairment.”

In addition the Company had a budget for Fiscal 2012 for North America Metals CGU that expected a profit before interest and taxes of [***] million for Fiscal 2012. It was not until management updated the budget for Fiscal 2012 in February 2012 that the expectation from the budget was revised which was a contributing factor to determining a triggering event.

In February 2012, the Company updated the value-in-use calculations to reflect the most recent financial performance and future forecasts based on its long-term review and the result was a reduction in the value-in-use of the North America Metals CGU by 25% compared to the previous value-in-use calculation. In addition, the carrying amount of the North America Metals CGU increased by $193 million. As a consequence, the impairment charge was recorded during this period.

Confidential Treatment Requested by Sims Metal Management Limited

The Company does note that the impairment charge recorded for the North America Metals CGU was significantly higher than the sensitivities that were provided in Note 13(e) on page F-43 and were based on a 10% reduction on cash flows. The Company believed a 10% reduction to be reasonable based on its market expectations at the time. In light of the larger impairment charge recorded, the Company will re-evaluate this sensitivity assumption in the context of future filings.

•

In future Forms 20-F, please confirm you will disclose clearly whether any CGU is at risk of goodwill impairment. Please note that a CGU is at risk of impairment if it has a recoverable amount that is not substantially in excess of the carrying amount. Even if the annual impairment test did not identify any at risk CGU’s, we still expect that the impact of any events subsequent to the test, such as significant revisions to cash flow forecasts, significant declines in market capitalization, or a worsening economic environment, should be clearly highlighted for investors if it becomes reasonably likely that these could lead to impairment. Going forward, if no CGU’s are at risk based on your most recent impairment test, please confirm you will disclose this to your readers as we believe it provides them with valuable information in assessing the sensitivity of your goodwill to future impairment. Alternatively, if a CGU is at risk of failing the impairment test and a material impairment charge could occur, please confirm you will disclose the following:

•	The percentage by which the recoverable amount exceeded the carrying value as of the date of the most recent test;

•	The amount of goodwill allocated to the CGU;

•	A description of the methods and key assumptions used and how the key assumptions were determined;

•	A discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and

•	A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

The Company acknowledges the Staff’s comment and in future filings it will provide the above disclosures.

******

In connection with the Company’s responses to your comments on its filings, the Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filings, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (312) 644-8205 if you have any questions or require additional information regarding the Company’s responses to the Staff’s comments set forth above.

Confidential Treatment Requested by Sims Metal Management Limited

Sincerely,

/s/ Robert C. Larry

Robert C. Larry
Group Chief Financial Officer

cc:	Frank Moratti (Company Secretary and General Counsel—Sims Metal Management Limited)

Amit Patel (Group Senior V.P. and Chief Accounting Officer—Sims Metal Management Limited)

Andrew Blume (Staff Accountant—Securities Exchange Commission)

Andrew Parker (PricewaterhouseCoopers)

Craig Roeder (Baker & McKenzie LLP)

Confidential Treatment Requested by Sims Metal Management Limited